Exhibit 99.2

ON TRACK INNOVATIONS LTD.

EXTRAORDINARY GENERAL MEETING OF THE SHAREHIOLDERS

MARCH 16, 2012

PROXY CARD

THE FOLLOWING PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ON TRACK INNOVATIONS LTD.

The undersigned shareholder of On Track Innovations Ltd. (the “Company”) hereby appoints Oded Bashan, Ronnie Gilboa and David Bar-Yosef, or any one of them, as proxy and attorney of the undersigned, for and in the name(s) of the undersigned, to attend the extraordinary general meeting of shareholders of the Company (the “Shareholders Meeting”) to be held at the Company’s offices on March 16, 2012 at Z.H.R. Industrial Zone, Rosh-Pina, Israel, and any adjournment thereof, to cast on behalf of the undersigned all the votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the Shareholders Meeting with all powers possessed by the undersigned if personally present at the Shareholders Meeting, including, without limitation, to vote and act in accordance with the instructions set forth below.

The Company will not be able to count a Proxy Card, unless it is received by the Company at its principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or by the Company's transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by March 14, 2012 at 8:00 A.M. Israel time, which is March 14, 2012 at 1:00 A.M. Eastern standard time.

The votes entitled to be cast by the undersigned will be cast as instructed below.  However, if this Proxy Card is executed but no instruction is given with regards to proposal 1 and/or 2, the votes entitled to be cast by the undersigned will be cast “FOR”.

(Continued and to be signed on the reverse side)

ENTRAORDINARY GENERAL MEETING OF THE SHAREHIOLDERS OF
ON TRACK INNOVATIONS LTD.
("COMPANY")

MARCH 16, 2012

Please date, sign and mail your proxy card
 in the envelope provided as soon as possible.

Please mark your vote in blue or black ink as shown here ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE

“FOR” PROPOSAL 1 AND PROPOSAL 2

		For	Against	Abstain
1.
Increase the Company’s authorized share capital: To increase the Company’s authorized share capital by NIS 15,000,000 divided into 150,000,000 Ordinary Shares par value of NIS 0.10 per share, so that the Company’s authorized share capital will be equal to NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value of NIS 0.10 per share and to amend Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly.

		☐	☐	☐
2.	Amend the employment agreement of Mr. Oded Bashan: To approve the amendments to the employment agreement of Mr. Oded Bashan, as described in Item 2 of the Proxy Statement with respect to which this Proxy Card is being sent.	☐	☐	☐

Signature: _____________________         Date: ____________

Print Name of Shareholder: __________________________

Print Name of Signer: __________________________

Print Title of Signer: __________________________

Number of Ordinary Shares: __________________________

NOTE: Please sign exactly as your name appears hereon.  Joint owners should each sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If a corporation, please sign in full corporate name by an authorized officer or if a partnership, please sign in full partnership name by an authorized person.